Mail Stop 3561

January 26, 2010

Emil J. Fanelli
Chief Accounting Officer
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

      Re: **Superior Industries International, Inc.**
               File No. 001-06615
               Form 10-K: For the fiscal year ended December 28, 2008

Dear Mr. Fanelli:

We have reviewed your December 22, 2009 correspondence and have the following comment. We ask you to revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 28, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1. We have reviewed your response to our prior comment number 2. However, we do not believe that your proposed expanded disclosure fully addresses our prior comment. Given that your operations in Mexico have generated pre-tax profits for each of the last three years, while your operations in the U.S. have generated pre-tax losses for the same reporting periods, we continue to believe that it may be appropriate for your MD&A to discuss the revenue and expenses recognized by your Mexico operations and your U.S. operations on a separate basis. For

example, we note from your disclosure on page 7 of the "Business" section of your Form 10-K that your production facilities in Mexico may have lower operating cost structures than your production facilities in the U.S. As such, we believe that the separate discussion of your U.S. operations and Mexico operations would allow readers of your financial statements to more fully assess and evaluate (i) the impact of relocating a portion of your production activities to Mexico, (ii) the trends in the costs incurred by both your U.S. operations and Mexico operations, and (iii) the effectiveness of your overall cost saving initiatives. Based upon the observations noted above, please revise your MD&A disclosure or advise. To the extent that the revenue and expenses recognized by your Mexico and/or U.S. operations have been materially impacted by the factors identified in your response to our prior comment (e.g., changes in or reallocation of production volume, plant closure costs, and impairment charges), we believe that the quantification and discussion of those factors in your expanded disclosure may be appropriate. Please provide your proposed expanded disclosure as part of your response.

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You may contact Jeffrey Sears at 202-551-3302 or Joseph Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief